Exhibit (l)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm " in the Prospectus and Statement of Additional Information, each dated April 9, 2026, and each included in this Post-Effective Amendment No. 17 to the Registration Statement (Form N-4, File No. 333-214113) of Lincoln New York Account N for Variable Annuities (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 31, 2026, with respect to the financial statements of Lincoln Life & Annuity Company of New York and (2) dated April 8, 2026, with respect to the financial statements of each of the subaccounts within Lincoln New York Account N for Variable Annuities, for the year ended December 31, 2025, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

April 9, 2026